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                           EXHIBIT A-1

                 Automatic Data Processing, Inc.
                        One ADP Boulevard
                       Roseland, NJ 07068
                              U.S.A


                                                   August 25,1995
Maison Lazard et Cie
12 avenue Percier
75008 Paris

Dear Sirs,

1. Subject to the terms and conditions of this letter, we hereby offer, irrevocably and with intent to be legally bound, to purchase, at the price specified in paragraph 5:

        (i)   all of the shares of GSI Participations SCA
              ("GPSCA") not held by GSI Associes S.A. ("GA"); and

        (ii)  all of the shares of GA.

2. The present offer is subject to the condition of the holding of a meeting of the Board of Directors of GA, to be convened no later than 7 p.m., Paris time, August 25, 1995, at which said
Board shall:

        (i)   endorse the present offer;

        (ii) convene a meeting of the shareholders of GA to be held no later than October 6, 1995 for the purpose of:

              -   endorsement of the transactions
                  contemplated herein; and
              - amendment of the by-laws of GA to the extent necessary to implement the transactions contemplated herein (including if so requested by ADP the right of GPSCA to replace GA as associe commandite of GPSCA or to terminate the commandite arrangement); and

        (iii) approve a report to the shareholders which recommends the approval of the aforesaid transactions and amendments of the by-laws of GA referred to in (ii) above.

3. The present offer is subject to the additional condition that, on or before September 6, 1995, shareholders of GPSCA representing no less than 67% of the capital of said company (including all of the Individuals listed in Exhibit A) provide to
ADP:



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          3.1 - representations substantially in the form of
Exhibit B;

          3.2 - a call option with respect to their shares which, subject to the provisions of paragraph 11, can be exercised by ADP at its sole discretion during a period of two years from the date hereof, at the price defined in paragraph 5 below;

          3.3 - in the event of a capital increase of GPSCA, a commitment either to transfer all of such shareholder's subscription rights to ADP or to exercise such rights (in which event the shares issued pursuant to such exercise of rights will become subject to the aforesaid call option); and a commitment not to support any capital increase reserved to a third party;

          3.4 - a commitment not to tender their shares to any third party until the earlier of (i) two years from the date hereof, or (ii) the listing of GPSCA shares on the cote officielle or second marche; and

          3.5 - in the event of a listing of GPSCA shares as provided in the preceding subparagraph, a right of first refusal entitling ADP to acquire said shares (i) at the listed price on the date upon which said shareholder proposes to sell such shares, if the shareholder proposes to sell its shares on the market or (ii) at the price offered by a third party, if the shareholder proposes to sell its shares to such third party. Such right of first refusal shall expire two years following the date hereof.

4. At its aforesaid meeting on August 25, 1995, the Board of Directors of GA shall undertake on behalf of GA and GPSCA that:

          4.1 neither of such companies shall, directly or indirectly, enter into any discussion, negotiation or agreement with any third party pertaining to the sale of any shares in GA or GPSCA ; and

          4.2 each such company shall exercise its best efforts, to the extent permitted by law, in order to convince its shareholders to tender their shares to ADP so as to permit ADP to obtain no less than 67% of the shares of said company.

5. The aggregate purchase price to be paid by ADP for one hundred per cent of the equity securities of GA and of all of the equity securities of GPSCA not held by GA is 2.3 billion
French Francs, it being understood:

          5.1 that the respective prices paid for each share of GA and each share of GPSCA shall be computed by Lazard Freres & Cie on a proportional basis taking into account GA's holdings of GPSCA shares, and such determination shall be definitive and binding on all parties; and

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                                       -3-


          5.2 that said purchase prices may be adjusted in accordance with Exhibit C.

Such purchase prices shall be paid to the tendering shareholder in cash, immediately upon surrender of the relevant shares minus the advisory fee payable to Maison Lazard & Cie pursuant to its engagement agreement with GPSCA (the relevant terms of which shall be communicated to ADP by GPSCA), which fee shall be withheld from such payment and paid directly to Maison Lazard & Cie.

6. ADP undertakes to exercise its best efforts in order to obtain promptly all governmental approvals necessary in order to consummate the transactions discussed herein. ADP represents that it is duly authorized to carry out the transactions herein contemplated without any further action by its Board of Directors or any other body of ADP.

7. Subject only to ADP's receipt of governmental approvals as provided in paragraph 6, to favorable action by the Board of Directors and the shareholders of GA and GPSCA as provided in paragraphs 2 and 3 above, and to the provisions of paragraph 11, ADP shall purchase at the price defined in paragraph 5 all of the shares of GA and GPSCA that are tendered to it within 30 days of fulfillment of the last of such conditions. In the event that such 30 day period does not commence until after November 15, 1995 (otherwise than as a result of ADP's failure to secure such governmental approvals on or before such date), ADP's obligations shall be subject to the additional condition that there shall have been no material adverse change affecting the business or financial condition of GPSCA between the date hereof and the date of commencement of such 30-day period.

8. If the shareholders of GA fail to vote favorably any of the resolutions contemplated in paragraph 2 above, ADP shall nonetheless be required to offer to purchase at the price provided for in paragraph 5 all of the GA shares and all of the GPSCA shares not held by GA provided only that:

          8.1 GA ceases to be the associe commandite of GPSCA at any time within the two year period following the date hereof;

          8.2 there shall have been no material adverse change affecting the business or financial condition of GPSCA between the date hereof and the date of termination of GA's status as associe commandite of GPSCA, it being understood that, subject to the provisions of paragraph 11, ADP shall be required to purchase all shares tendered during the period of 90 days following the date of such termination of GA's status as associe commandite effective as of the last day of such period;

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          8.3  the obligation of ADP to acquire the GA shares
under this paragraph 8 shall be subject to the additional conditions that (i) GA shall have adopted the amendments to its by-laws necessary in order to make such acquisition possible and that (ii) a majority of the shares of GA are tendered to ADP prior to expiration of such 90-day period. In the event that either of such conditions is not satisfied within such period, ADP shall have no further obligation with respect to the GA shares but shall continue to be obligated to acquire the GPSCA shares as provided elsewhere herein.

9. Until the date of the shareholders' meeting of GA contemplated in paragraph 2 or, if the GA shareholders adopt at the said meeting the resolutions contemplated in said paragraph 2, until the end of the 30-day period mentioned in paragraph 7, GA and GPSCA and all companies directly or indirectly under their control shall be managed in the ordinary course of business only and shall refrain (i) from purchasing or selling any substantial asset outside of the ordinary course of business (with the exception of the Businesses listed in Table 1 of Exhibit C), (ii) from modifying their respective bylaws or capital structure in any respect whatsoever (except as provided for herein), and (iii) from deciding any distribution of dividends and/or assets, except as permitted pursuant to paragraph 10. GA and GPSCA shall, until completion of all actions contemplated herein, keep ADP informed of all steps taken by GA and GPSCA to meet the conditions set forth herein, and shall provide to ADP copies of their respective management accounts and of all audited accounts.

10. There shall be no declaration or distribution of dividends by GPSCA in excess of the amount mandated under article 29 of GPSCA's statutes (as presently in effect) without the prior consent of ADP prior to expiration of the period of two years from the date hereof, it being understood, however, that ADP acknowledges and accepts the advance on dividends paid in July 1995.

11. ADP agrees not to make any purchase of GA or GPSCA shares outside the 30-day period specified in paragraph 7 and the 90-day period specified in paragraph 8 without the prior consent of Lazard Freres & Cie, which shall not be withheld unless the effect of such proposed sale outside such periods would, in the discretionary judgement of Lazard Freres & Cie, be to distort the price adjustment computation contemplated in Exhibit C. Notwithstanding any other provisions of this letter, ADP agrees not to cause either of such periods to commence prior to October 16, 1995 without the consent of GPSCA.

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12.  This offer shall be governed by and interpreted in
accordance with French law.


Signed in 5 originals.





Fred D. Anderson, Jr.
Corporate Vice President,
Chief Financial Officer




G. Harry Durity
Corporate Vice President,
Worldwide Business Development

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EXHIBIT A



                             Individuals


                             Jacques Valet

                             Philippe Gluntz

                             Ehran Dilman

                             Andoni Itturioz

                             Christian Manivel

                             Georges Raffoul

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                            EXHIBIT B



Representations of certain sellers of HPSCA shares

1. The seller is the sole owner of the HPSCA shares transferred by it. All such shares are free and clear of all liens and other encumbrances. The seller is not bound by any agreement limiting seller's right to transfer the shares to ADP.

2. The seller has full capacity to transfer the shares. The seller has obtained all third party consents required in order for the shares to be validly transferred to ADP (other than governmental authorizations, which shall be the sole responsibility of ADP).


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                            EXHIBIT C

                      Purchase price adjustment mechanism



       A purchase price adjustment shall be computed by Lazard Freres & Cie, as of the earliest of (i) the first day of the 30-day period specified in paragraph 7, (ii) the first day of the 90-day period specified in paragraph 8, and (iii), subject to paragraph 11, the first acquisition of any GA or GPSCA shares by ADP (the "Adjustment Date") as follows.

       The aggregate purchase price shall be increased by any aggregate surplus and reduced by any aggregate shortfall between
(i) net alter tax proceeds from the divestiture of the Businesses set out below in Table 1 which have been divested prior to such Adjustment Date; and (ii) their respective Estimated Values set out below in Table 1.

       Said purchase price shall also be reduced by 33% of the aggregate Estimated Values set out below in Table 1 for the Businesses which have not been divested as of the Adjustment Date, provided, however, that in respect of any Business which, as of the Adjustment Date, has not been divested but is the subject of a binding divestiture agreement (including such an agreement that is conditional upon customary closing conditions such as governmental approvals), the rate of reduction shall be 15% in lieu of 33%.

                             Table 1

           Businesses                    Estimated Value

           Transport & Tourisme          FFr. 7 million
           Technologies Avancees         FFr. 80 million
           DMS                           FFr. 6 million
           MSS                           FFr. 21 million
           Industrie                     FFr. 4 million

           Total                         FFr. 118 million


       The price shall also be increased by the amount of any proceeds payable to GPSCA or GA in consideration of any shares issued pursuant to any options that may have been issued and remain outstanding as of the date hereof, insofar as such shares are required to be taken into account as "equity securities" for purposes of computing prices per share pursuant to paragraph 5.

         Any adjustments made by Lazard Freres & Cie shall be definitive and binding on all parties.